Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Set forth below are the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2018 (together with the related notes, the “Unaudited Pro Forma Condensed Consolidated Financial Information”) of Suzano S.A. (“Suzano”). The Unaudited Pro Forma Condensed Consolidated Financial Information combines the historical consolidated income statements of Suzano and Fibria S.A. (“Fibria”) giving effect to the combination of the operations and the shareholdings of Fibria and Suzano, by means of a merger of shares (incorporação de ações) under Brazilian law (referred to herein as the “Merger”). The Unaudited Pro Forma Condensed Consolidated Financial Information has been derived from the historical consolidated financial statements of Suzano, which is the acquirer for accounting purposes.

The Unaudited Pro Forma Condensed Consolidated Financial Information is being presented for informational purposes only. The Unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what the actual consolidated results of operations of Suzano would have been if the Merger had occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations.

On March 15, 2018, Suzano Holding S.A., together with the other controlling shareholdings of Suzano, entered into the voting agreement with the controlling shareholdings of Fibria, and Suzano as an intervening party, by which the controlling shareholdings of Suzano and the controlling shareholdings of Fibria agreed to exercise their voting rights so as to effect the Merger.

In connection with the consummation of the Merger:

•	Suzano contributed capital to a wholly owned subsidiary (“Holding”), in cash, resulting in the issuance of new shares, all owned by Suzano.

•	The shares of Fibria were merged into Holding, which issued 553,733,881 common shares and 553,733,881 redeemable preferred shares. One common share and one redeemable preferred share of Holding was exchanged for each share of Fibria. As a result of such merger of shares, Fibria became a wholly owned subsidiary of Holding;

•	Immediately after issuance of common and redeemable preferred shares, all redeemable preferred shares issued by Holding were redeemed for R$50.20 in cash (as adjusted as of January 3, 2019, the “Merger Closing Date”) per share and immediately cancelled;

•	At the same time, each common share of Holding was exchanged for 0.4613 shares of Suzano, resulting in the issuance of 255,437,439 shares of Suzano;

•	Thereafter, Holding legally merged into Suzano and ceased to exist. The share price of R$36.95 used to value the consideration was based on the market price at the time of the acquisition on January 3, 2019. For the purposes of the December 31, 2018 pro forma adjustments related to the consideration paid, we used the January 3, 2019 share price of R$36.95 per share; and

•	After the conclusion of the Merger, Suzano became the sole shareholder of Fibria.

On April 1, 2019, Suzano. approved the Merger at its extraordinary shareholders meeting, provided that the share capital of Suzano would not change due to the Merger. As a result of the Merger, Suzano succeeded Fibria in all of its rights and obligations.

In connection with the Merger, Suzano entered into certain commitment letters with a syndicate of lenders, including BNP Paribas, Coöperatieve Rabobank U.A., JP Morgan Chase Bank, N.A. and Mizuho Bank, Ltd., which acted as lead arrangers on the financing facilities related to the Merger and affiliates. Subject to the terms and conditions of these commitment letters, the lenders committed to provide U.S.$2,300.0 million under an export prepayment facility, or the “EPP.”

In June 2018, Suzano also issued R$4,681.1 million in debentures in the Brazilian market to finance a portion of the cash consideration for the Merger, with a maturity in 2026, half of the payments in 2025, yield of 112.5% of CDI p.a. In September 2018, Suzano Austria GmbH issued senior notes in the amount of U.S.$1,000.0 million (equivalent to R$3,874.8 million as of December 31, 2018), with interest of 6.0% p.a. and maturing in 2029. In October 2018, Suzano also entered into an advance on currency exchange contract (ACC), in the amount of U.S.$450.0 million (equivalent to R$1,743.7 million as of December 31, 2018). Furthermore, Suzano obtained U.S.$500.0 million (equivalent to R$1,937.5 million as of December 31, 2018) of senior notes issued on November 6, 2018 and U.S.$2,300.0 million (equivalent to R$8,912.0 million as of December 31, 2018) under the EPP. In January 2019, Suzano issued R$4,000.0 million in debentures in the Brazilian market pursuant to the term of commitment, with a maturity in 2019, yield from 103% to 112% of CDI p.a. In addition, Suzano also has credit lines approved with certain financial institutions for the execution of financing agreements in an amount of R$2,648.3 million.

As per the adjustments envisaged in the merger agreement entered into by Suzano and Fibria on July 26, 2018, the final value of the adjusted cash installment corresponds to the redemption amount per redeemable preferred share in the Holding, which originally was equivalent to fifty-two reais and fifty centavos (R$52.50), (i) less the amount of dividends, interest on equity and other amounts publicly declared and/or paid by Fibria between March 15, 2018 and January 14, 2019 (“Date of Consummation”) of the Merger, which corresponds to the interim dividends declared by Fibria at the extraordinary shareholders meeting held on December 3, 2018 and paid in Brazil on December 12, 2018, in the amount of five reais and three centavos (R$5.03) per share issued by Fibria and (ii) plus two reais and seventy-three centavos (R$2.73), corresponding to the variation in the average daily rate of the Brazilian interbank deposits expressed as an annual percentage, based on two hundred fifty-two (252) business days, calculated and disclosed daily by B3 S.A. — Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Date of Consummation of the Merger (inclusive), considering that between January 10, 2019 (inclusive) and January 14, 2019 (inclusive) the DI Rate was estimated at six point four zero percent (6.40%) per annum. Upon the completion of the Merger, the shares of Fibria and ADSs of Fibria ceased to be traded on the B3 and on the NYSE, respectively.

Suzano S.A.

Unaudited Pro Forma Condensed Statement of Income

Year Ended December 31, 2018

(in millions of Reais, except per share data)

	Suzano	Fibria	Pro Forma Adjustments	Pro Forma	Note
Net sales revenue	13,443.4	18,264.5	—	31,707.9
Cost of sales	(6,922.3)	(9,904.4)	(668.2)	(17,494.9)	2.( c)/(e)/(i)
Gross profit	6,521.1	8,360.1	(668.2)	14,213.0

Operating incomes (expenses)
Selling expenses	(598.7)	(812.8)	(821.0)	(2,232.5)	2.( d)
General and administrative expenses	(825.2)	(392.1)	(4.1)	(1,221.4)	2.(i)
Equity in earnings of associates	7.6	0.6	—	8.2
Other operating expenses, net	(96.9)	(434.4)	(2.0)	(533.3)	2.(e)
	(1,513.2)	(1,638.7)	(827.1)	(3,979.0)

Operating profit before net financial income (expenses)	5,007.9	6,721.4	(1,495.3)	10,234.0

Net financial income (expenses)
Financial income	459.7	365.4	—	825.1
Financial expenses	(5,302.2)	(3,271.3)	(1,365.2)	(9,938.7)	2.(l)
	(4,842.5)	(2,905.9)	(1,365.2)	(9,113.6)

Net income before income taxes	165.4	3,815.5	(2,860.5)	1,120.4

Income taxes	154.5	(755.9)	972.6	371.2	2.(m)

Net income for the period	319.9	3,059.6	(1,887.9)	1,491.6

Attributable to Shareholders of Suzano	319.80	3,051.90	(1,887.9)	1,483.8
Non-controlling interests	0.1	7.7		7.8

Basic earnings per share	0.29236	—	—	1.10001	2.(n)

Diluted earnings per share	0.29199	—	—	1.09887	2.(n)

1.	Basis of Presentation

The pro forma condensed consolidated financial information has been derived from the audited historical consolidated financial statements of Suzano and Fibria for the year ended December 31, 2018. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with, and is qualified in its entirety by reference to, Suzano’s historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The pro forma adjustments have been prepared as if the Merger Closing Date had taken place on January 1, 2018, in the case of the unaudited pro forma condensed statements of income.

2.	Pro Forma Adjustments and Assumptions

The Unaudited Pro Forma Condensed Consolidated Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Suzano would have been had the Merger been completed on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Suzano has performed a preliminary valuation analysis of the fair market value of Fibria’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Merger, Suzano has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Merger Closing Date had been December 31, 2018 (in millions of reais):

Cash consideration	27,797.4
Issuance of shares (Suzano)	9,438.4

Total consideration	37,235.8	(a)

Book value of Fibria’s shareholders’ equity	14,149.0
Elimination of book value of existing goodwill, net of the deferred income taxes	(3,495.1)
Mandatory minimum dividends (eliminated balance)	724.8

Book value of Fibria’s shareholders’ equity, net of goodwill	11,378.7

Adjustments to fair value
Inventories	2,178.9	(b)
Property, plant and equipment	9,445.3	(c)
Customer relationships	9,030.8	(d)
Port Assets	749.1	(e)
Possible loss contingencies	(2,970.5)	(f)
Loans and financing	(59.9)	(g)
Taxes recoverable	(235.8)	(h)
Other assets and liabilities, net	368.6	(i)
Deferred taxes, net	(546.5)	(j)

Total fair value impacts	17,960.0

Total pro forma goodwill	7,897.1	(k)

This final purchase price allocation was used to prepare pro forma adjustments in the pro forma income statement.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the Merger could have differed from the pro forma adjustments. We have only included material adjustments that are directly attributable to the Merger, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description of the Merger and adjustment is provided as follows:

(a)	Consideration paid was based on the terms of the transaction considering that all holders of shares of Fibria received shares of Suzano and cash as offered in the Merger. Consideration consists of R$27,797.4 million to be paid in cash plus 255,437,439 million shares of Suzano issued on the Merger Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the shares of Suzano issued have been valued using the January 3, 2019 quoted market price of R$36.95 per share.

(b)	The fair value was determined based on the estimated selling price of the inventory less selling expenses and a profit margin on such expenses. We do not expect the increase to have a continuing impact; therefore, fair value adjustment is not included in the statement of income.

(c)	The land was valued using the market approach method based on price generated by market transactions. The other fixed assets were valued using the cost method, which is based on the principle of substitution, using the cost to replace assets adjusted to inflation rate as an indicator of their fair value. The related increase in depreciation expense, assuming a remaining depreciation expense of R$603.5 million for the year ended December 31, 2018 was allocated as “Cost of Sales.” The depreciation was calculated using the straight-line method over the estimated remaining useful lives of the related property, plant and equipment. The calculation of the depreciation expense adjustment is as disclosed below:

	(in millions of reais)		Estimated Depreciation Expense
	Fair value adjustment	Useful lives (in years)	Year Ended December 31, 2018
Buildings	1,727.3	30	57.9
Machinery, equipment and facilities	5,005.8	10	523.6
Others	74.6	3	22.0
			603.5

(d)	In order to determine the fair value adjustment in the customer portfolio at December 31, 2018, the income approach and the Multi PeriodExcess Earnings (“MPEEM”) method were used to measure the present value of the income that has been and will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was calculated using estimated discounted cash flows. The amortization is calculated using the straight-line method over the expected life of the customer relationship (11 years).The related amortization expense of R$821.0 million for the year ended December 31, 2018 is allocated in “Selling Expense.”

(e)	Fibria has concession contracts and port assets to assist in port operations in Brazil. The fair value calculation of these assets was calculated using the income approach, the MPEEM method that measures the present value of the income that has been and will be generated during the remaining useful life of the asset and method of direct cost differential. The amortization was calculated using the straight-line method over the expected life of the related contracts and port assets, which have an average useful life of 23.5 years. The related amortization expense of R$31.5 million for the year ended December 31, 2018 is allocated as follows:

	(in millions of reais)		Estimated Amortization Expense
	Fair value adjustment	Useful life (in years)	Year Ended December 31, 2018
Amortization of port assets contracts	694.0	23.5	29.5
Allocated in cost of sales	694.0	23.5	29.5

Amortization of port concession	55.1	23.5	2.0
Allocated in Other operating (expenses) income	55.1	23.5	2.0

Total	749.1	23.5	31.5

(f)	According to business combinations accounting, all contingencies of Fibria, regardless of the probability of the loss must be accounted for at fair value. The preliminary fair value adjustment was calculated by Suzano’s management assisted by an independent appraiser and external lawyers considering the probability of the loss and experience of actual payment.

(g)	Adjustment to fair value of loans and financing was calculated based on the fair value of the bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date.

(h)	The measurement of the fair value of various types of recoverable taxes was based on the estimated future recovery year, discounted using the estimated SELIC rate for the period between 2019 and 2024. Considering the significant variation in the annual realization of the taxes, no income statement adjustment was recorded. If amortization of the fair value adjustment were to be on a straight line basis over the six year period, additional financial income of R$39.3 million per year would be recognized in the pro forma income statement.

(i)	In other net assets and liabilities, including supply contracts, accounts receivable, advances to suppliers, cultivars (plant projects that were improved due to human intervention) and softwares the income evaluation methodology, the present value and the direct cost differential were used to calculate the fair value of such assets and liabilities. We do not expect all adjustments to have a continuing impact, therefore, the fair value adjustments are not included in the pro forma income statement, except for the following amortization:

	(in millions of reais)
	Estimated Depreciation Expense
	Fair value adjustment	Useful life (in years)	Year Ended December 31, 2018
Supply contract	115.0	7.8	14.8
Cultivars	142.7	7.0	20.4
Allocated in cost of sales	257.7	14.8	35.2

Software	20.5	5.0	4.1
Allocated in General and Administrative expenses	20.5	5.0	4.1

(j)	Deferred income tax on fair value adjustments of assets in the ports of Santos and Aracruz.

(k)	The factors that make up the final goodwill amount were expected to include mostly synergies from combining operations for cost savings in fields such as forestry, logistics, selling, general and administrative expenses and procurement, which has been increasing and will increase the parties’ competitiveness both in Brazil and overseas. Suzano believes that all these initiatives could generate synergies and cash saving in the amount close to the goodwill.

(l)	It is assumed that as of December 31, 2018 the cash consideration of R$27,797.4 million was paid as follows (in millions of reais):

(in millions of reais)
Cash consideration	27,797

(-) Senior Notes issued on September 17, 2018 (U.S.$1,000)	(3,874.8)
(-) Debentures issued on June 29, 2018	(4,681.1)
(-) Advances on Currency Exchange Contracts (ACCs) (U.S.$450)	(1,743.7)
(-) Senior Notes issued on November 6, 2018 (U.S.$500)	(1,937.5)
(-) EPP (U.S.$2.300)	(8,912.0)
(-) Debentures issued on January 7, 2019	(4,000.0)
(-) Secured credit line with financial Institutions in BRL	(2,648.3)
Resources obtained by Suzano	(27,797.4)

For purposes of the pro forma income statement, financial expenses were calculated for the total of the consideration amounting to R$27,797.4 million.

The related financial expense was R$1,365.2 million for the year ended December 31, 2018. It is assumed that the secured credit line would bear interest at LIBOR plus approximately 2.0% p.a. in USD which is assumed equivalent to a nominal interest rate of 4.9% p.a., without considering any exchange rate variation impacts for the variation of the real (Suzano’s functional currency) against the U.S. dollar.

(m)	Reflects the income tax effect on the pro forma income statements based on the statutory rate of Brazilian income tax and social contribution of 34%.

(n)	The basic and diluted earnings per share were adjusted considering the issuance of 255,437,439 shares of Suzano, as shown below:

	In millions, except for per share data
	Year Ended
	December 31, 2018
	Basic	Diluted
Weighted average number of shares	1,093.5	1,094.9
Shares issued by Holding (Suzano)	255.4	255.4
Total pro forma weighted average number of shares	1,348.9	1,350.3

Pro forma net (loss) income attributable to shareholders of Suzano	1,483.8	1,483.8

Pro forma earnings per share (R$)	1.10001	1.09887